Exhibit 99.1

Aurinia Appoints Joe Miller as Chief Financial Officer

- Dennis Bourgeault to retire after more than 20 years with the company -

VICTORIA, British Columbia & ROCKVILLE, Md.--(BUSINESS WIRE)--April 27, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced the appointment of Joe Miller as Chief Financial Officer. Mr. Miller will be responsible for developing and leading the Company’s financial operations to effectively support the Company’s rapid growth. Dennis Bourgeault will be retiring from that role after serving the Company for more than two decades.

Mr. Miller joins Aurinia with over two decades of experience as a senior executive managing financial operations and supporting enterprise growth in companies across the health sciences, biotech and pharmaceutical sectors. Most recently, he served as Chief Financial Officer, Principal Executive Officer, and Corporate Secretary at Cerecor, Inc. At Cerecor, he completed the acquisition of Ichorion Therapeutics, Inc., the purchase of Aevi Genomic Medicine, and facilitated a strategic transformation of the organization by leading the divestiture of the company’s commercial portfolio in a transaction with Aytu BioScience, Inc. in 2019. Mr. Miller currently serves as a director on Cerecor’s Board. Prior to Cerecor, Mr. Miller was the Vice President of Finance at Sucampo Pharmaceuticals, Inc., where he was responsible for building out the finance organization to effectively support the company’s rapid growth, ultimately leading to the $1.2B merger with Mallinckrodt in early 2018. Prior to Sucampo, he served in various progressive finance and management roles at QIAGEN, Eppendorf and KPMG LLP. Mr. Miller received his B.S. in accounting from Villanova University and is a Certified Public Accountant.

“I am thrilled to join Aurinia at this pivotal moment and during a period of immense growth and opportunity,” said Mr. Miller. “Following the positive AURORA Phase 3 data and recent formation of Aurinia’s U.S. commercial team, I look forward to facilitating continued momentum and financial strength as the team works to bring novel therapies to those living with serious autoimmune diseases.”

Mr. Miller will replace Mr. Bourgeault, who has served as the Company’s CFO since 1998. Mr. Bourgeault will remain an advisor to the Company to assist with the transition.

“Dennis has played an integral role in every phase of Aurinia’s growth, dating back before the Company’s merger with Isotechnika. On behalf of the entire team, I’d like to sincerely thank him for his tireless dedication to this organization and wish him all the best in retirement,” said Peter Greenleaf, President and Chief Executive Officer of Aurinia. “We welcome Joe to help lead Aurinia’s next phase of growth. His experience in building and executing financial strategies and his vision to support long-term growth will be instrumental as we work to reach our goals as an organization and create value for both patients and investors.”

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis (“LN”), focal segmental glomerulosclerosis (“FSGS”) and dry eye syndrome (“DES”). The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: Aurinia’s rapid and long-term growth, increase in growth, financial strength and momentum, positive AURORA Phase 3 data, voclosporin being a novel therapy having the potential to help people with serious autoimmune diseases, such as lupus nephritis, completing NDA priority review submissions in a successful and timely manner including the anticipated NDA filing during the first half of 2020; the potential for commercial launch of voclosporin for use in LN in 2021; and voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may”, “facilitate”, and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, DES and FSGS programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Krystle Gibbs
Ten Bridge Communications
krystle@tenbridgecommunications.com